As filed with the Securities and Exchange Commission on July 28, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
(Name of Subject Company (Issuer))

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share
(Title of Class of Securities)

G4809J114
(CUSIP Number of Class of Securities)

Walid Wasef Jabsheh
Chief Executive Officer
INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
74 Abdel Hamid Sharaf Street, P.O. Box 941428,
Amman 11194, Jordan
+962 6 562 2009
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Rawan Alsulaiman Chief Legal Officer International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan +962 6 562 2009	Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by International General Insurance Holdings Ltd., a Bermuda exempted company (“IGI” or the “Company”), to purchase for cash up to 17,250,000 of its outstanding warrants to purchase common shares, par value $0.01 per share, at a price of $0.95 per warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius Acquisition Corporation (“Tiberius”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by Amendment No. 1 to the Warrant Agreement dated as of March 17, 2020), by and among the Company, Tiberius and the Warrant Agent (as amended, the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.86 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price (the “Warrant Amendment”).

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants (defined below) is required to approve the Warrant Amendment. Holders of Public Warrants and Private Warrants (as defined below) may not consent to the Warrant Amendment without tendering their Public Warrants and Private Warrants in the Offer, and such holders may not tender their Public Warrants and Private Warrants without consenting to the Warrant Amendment.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the subject company is International General Insurance Holdings Ltd., a Bermuda exempted company. The address of its principal executive office is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, and its telephone number is +962 6 562 2009.

(b) Securities: The subject class of securities consists of the following outstanding warrants of the Company:

•        warrants to purchase the Company’s common shares, par value $0.01 per share (the “Common Shares”), which were publicly issued and sold as part of the units in the initial public offering of Tiberius on March 20, 2018 (the “Tiberius IPO”), and assumed by the Company, and which entitle such warrant holders to purchase one Common Share at an exercise price of $11.50, subject to adjustments (the “Public Warrants”); and

•        warrants to purchase the Common Shares, which were privately issued and sold in connection with the Tiberius IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and assumed by the Company, and which entitle such warrant holders to purchase one Common Share at an exercise price of $11.50, subject to adjustments (the “Private Warrants” and together with the Public Warrants, the “Warrants”).

As of July 27, 2023, there were 12,750,000 Public Warrants outstanding and 4,500,000 Private Warrants outstanding. Any and all of the Public Warrants and Private Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be cancelled.

(c) Trading Market and Price: The information set forth under “The Offer and Consent Solicitation, Section 6. Price Range of Public Warrants” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: IGI is the subject company and the filing person. The business address and telephone number of IGI are set forth under Item 2(a) above. IGI’s internet address is www.iginsure.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, and the telephone number for each such person is +962 6 562 2009.

Name	Position
Wasef Salim Jabsheh	Executive Chairman of the board of directors of the Company
Walid Wasef Jabsheh	Chief Executive Officer and Director
David Anthony	Director
Michael T. Gray	Director
David King	Director
Wanda Mwaura	Director
Andrew J. Poole	Director
Hatem Wasef Jabsheh	Chief Operating Officer
Pervez Rizvi	Chief Financial Officer
Andreas Loucaides	Chief Executive Officer, IGI UK

The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms: The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”

“The Offer and Consent Solicitation, Section 1. General Terms”

“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”

“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”

“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”

“The Offer and Consent Solicitation, Section 5. Background and Purpose of the Offer”

“The Offer and Consent Solicitation, Section 6. Price Range of Public Warrants”

“The Offer and Consent Solicitation, Section 7. Source and Amount of Funds”

“The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities”

“The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management”

“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”

“The Offer and Consent Solicitation, Section 11. Material U.S. Federal Income Tax Consequences”

“The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors”

“The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager”

“The Offer and Consent Solicitation, Section 14. Additional Information; Miscellaneous”

(b) Purchases: The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth under “The Offer and Consent Solicitation, Section 5.C. Background and Purpose of the Offer — Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The Warrants tendered will be retired and cancelled by the Company.

(c) Plans: The information set forth under “The Offer and Consent Solicitation, Section 5.E. Background and Purpose of the Offer — Plans, Proposals or Negotiations” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth under “The Offer and Consent Solicitation, Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth under “The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments” in the Offer to Purchase is incorporated herein by reference.

(c) Borrowed Funds: Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth under “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager” in the Offer to Purchase is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Continental Stock Transfer & Trust Company, the depositary for the Offer, Morrow Sodali Global LLC, the information agent for the Offer, nor BofA Securities, Inc., the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.

(b) Employees and Corporate Assets: The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information: Not applicable.

(b) Pro Forma Information: Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) Other Material Information: The information set forth under “Summary Term Sheet”, “The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 14. Additional Information; Miscellaneous” in the Offer to Purchase is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase and Consent Solicitation, dated July 28, 2023.
(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(2)-(4)	Not Applicable
(a)(5)(i)	Press Release, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(ii)	Summary Advertisement, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(b)	Not Applicable
(d)(1)	Warrant Agreement, dated March 15, 2018, between Tiberius Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
(d)(2)

Amendment No. 1 to Warrant Agreement, dated as of March 17, 2020, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., and Continental Stock Transfer & Trust Company.

(d)(3)	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the public warrant holders party thereto.
(d)(4)	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the private warrant holder party thereto.
(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: July 28, 2023

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
By:	/s/ Walid Wasef Jabsheh
Name:	Walid Wasef Jabsheh
Title:	Chief Executive Officer